STEWARDSHIP FINANCIAL CORPORATION

April 7, 2017
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:    Stewardship Financial Corporation
Registration Statement on Form S-1
Filed March 22, 2017; Amended April 3, 2017
and April 5, 2017
File No. 333-216878
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Stewardship Financial Corporation hereby respectfully requests acceleration by the U.S. Securities and Exchange Commission of the effective date of the Registration Statement on Form S-1 (Registration No. 333-216878). We respectfully request that the Registration Statement become effective as of 3:00 p.m. Eastern Standard Time, on April 10, 2017, or as soon as practicable thereafter. If you have any questions regarding this request, please contact our legal counsel Michele Vaillant at McCarter & English, LLP at 973-639-2011.

Thank you for your assistance in this matter.
Very truly yours,

Stewardship Financial Corporation

By:_/s/Claire M. Chadwick________
Claire M. Chadwick
Chief Financial Officer

cc: Era Anagnosti, Legal Branch Chief
Office of Financial Services
Christopher Dunham, Staff Attorney